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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST BALLANTYNE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13950 Ballantyne Corporate Place Suite 185
(No. and Street)

Charlotte NC 28277
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co.
(Name – *if individual, state last, first, middle name*)

4600 Park Rd, Suite 112 Charlotte NC 28277
(Address) (City) (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C. FEB 23 2005

PROCESSED APR 04 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Stephen W. Yarbrough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Ballantyne, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Stephen W. Yarbrough
Signature

CEO
Title

Notary Public   My commission expires 1-2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scharf Pera & CO., PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Managing Members
First Ballantyne, LLC

We have audited the accompanying consolidated statement of financial condition of First Ballantyne, LLC (the Company) as of December 31, 2004, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years ended December 31, 2004 and December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Ballantyne, LLC at December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2004 and December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 3, 2005

Charlotte Office
4600 Park Road, Suite 112
Charlotte, North Carolina 28209
704-372-1167
704-377-3259 FAX

Lake Norman Office
18137 W. Catawba Avenue
Cornelius, North Carolina 28031
704-895-6502
FAX 704-895-6476

E-MAIL ADDRESS: accountants@scharfpera.com

Managing Members
First Ballantyne, LLC

In planning and performing our audit of the financial statements and supplemental schedules of First Ballantyne, LLC. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Members, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 3, 2005

First Ballantyne, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 86,127
Restricted cash	45,969
Deposits with clearing organization (cash)	4,093,104
Receivable from clearing organization	1,173,371
Securities owned:	
Marketable, at market value	5,410,921
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $31,849	98,381
Other assets	13,215
	$ 10,921,088

Liabilities and Members' Equity

Liabilities:	
Payable to clearing organization	$ 5,381,572
Securities sold, not yet purchased, at market value	518,581
Accounts payable, accrued expenses, and other liabilities	37,732
	5,937,885
Commitments and contingent liabilities	-
Subordinated borrowings	3,200,000
Members' equity	1,783,203
	10,921,088

The accompanying notes are an integral part of these financial statements.

First Ballantyne, LLC
Statement of Income
For the Year Ended December 31, 2004

Revenues:	
Principal transactions	$5,534,417
Interest and dividends	316,506
Other income	4,631
	5,855,554
Expenses:	
Employee compensation and benefits	2,671,319
Clearance fees	262,078
Communications and data processing	390,037
Interest	397,417
Occupancy	55,519
Other expenses	225,920
	4,002,290
Net income	$ 1,853,264

The accompanying notes are an integral part of these financial statements.

First Ballantyne, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2004

Balance January 1, 2004	$ 829,939
Net Income	1,853,264
Distributions	(900,000)
Balance December 31, 2004	$ 1,783,203

The accompanying notes are an integral part of these financial statements.

First Ballantyne, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2004

Subordinated borrowings at January 1, 2004	$ 4,000,000
Decreases:	
Payment of subordinated notes	(800,000)
Subordinated borrowings at December 31, 2004	$ 3,200,000

The accompanying notes are an integral part of these financial statements.

First Ballantyne, LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income		$ 1,853,264
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 20,638	
Amortization of loan discount	55,417	
(Increase) decrease in operating assets:		
Restricted cash	(526)	
Deposits with clearing organization	52,753	
Receivable from clearing organization	(436,429)	
Securities owned	(1,276,067)	
Other assets	(3,905)	
Increase (decrease) in operating liabilities:		
Payable to clearing organization	1,300,358	
Securities sold not yet purchased	320,035	
Accounts payable, accrued expenses, and other liabilities	(108,480)	
Total adjustments		(76,206)
Net cash provided by operating activities		1,777,058
Cash flows from investing activities:		
Purchase of furniture, equipment, and leasehold improvements	(21,737)	
Net cash used in investing activities		(21,737)
Cash flows from financing activities:		
Payment of subordinated notes	(800,000)	
Distributions of members equity	(900,000)	
Net cash used by financing activities		(1,700,000)
Increase in cash		55,321
Cash at beginning of the year		30,806
Cash at end of the year		$ 86,127
Supplemental cash flows disclosures:		
Interest payments		$ 342,000

The accompanying notes are an integral part of these financial statements.

First Ballantyne, LLC
Notes to Financial Statements
For the Year Ended December 31, 2004

Note 1 - Organization and Nature of Business

First Ballantyne, LLC (the Company) was formed in the state of North Carolina in December 2002. The Company is a fixed-income trading organization that offers retail fixed-income trading desks, taxable debt products, investment ideas, support services and trade executions in fixed-income securities for financial professionals and the investing public. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was granted membership in the National Association of Securities Dealers (NASD) on May 23, 2004. The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies

Securities Transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

Depreciation:

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair Value of Financial Statements:

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities. The carrying amounts of subordinated loans approximate their fair values based upon current rates available for similar types of instruments.

Note 3 - Restricted Cash

The company maintains an interest bearing bank certificate of deposit as collateral for a letter of credit in the amount of $45,000 furnished to the lessor of the company's office space.

Note 4 - Receivable From and Payable to Clearing Organization

Amounts receivable from and payable to clearing organization at December 31, 2004, consist of the following:

	Receivable	Payable
Deposits with clearing organization	$ 4,093,104	$ -
Receivable from clearing organization	1,173,371	-
Payable to clearing organization (margin loan)	-	5,381,572
	$5,266,475	$ 5,381,572

The clearing organization is a 7.5% owner of members' equity in the Company and the Company has subordinated loans of $800,000 due the clearing organization. Additionally, the Company paid the clearing organization $262,078 for ticket and clearing charges in 2004.

Note 5 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate bonds, debentures, and notes	$ 5,410,921	$ 518,581

Note 6 - Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2004, are as follows:

Subordinated notes, 9 percent, due 2011	$3,200,000

In connection with the issuance of the subordinated notes, the Company recorded a discount of $140,000 on the notes. The discounts were equivalent to the amount received for the members' capital contribution subscribed for simultaneously with the note issuance. The company amortized the discounts over twelve months ending in 2004, the earliest period that the notes may be prepaid. The Company has recorded amortization of these discounts of $55,417 in 2004, which is included in interest expense on the Company's statement of income for the year ended December 31, 2004.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 - Defined Contribution Plan

In 2004 the Company began a defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make discretionary contributions. Total Company contributions to the plan were $152,368 for the year ended December 31, 2004.

Note 8 - Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving futures entered into for trading purposes or to economically hedge other positions or transactions. The Company had no outstanding position in futures at December 31, 2004.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

Note 9 - Commitments and Contingent Liabilities

The Company and its subsidiaries have obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2004, are approximately as listed below:

2005	$ 121,473
2006	78,928
2007	56,028
2008	18,676
Thereafter	-
	$ 275,105

Operating lease expense for 2004 aggregated approximately $187,531.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2004 the company had net capital of $4,434,484, which was $4,334,484 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.01 to 1.

First Ballantyne, LLC
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2004

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Schedule I
First Ballantyne, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

Net Capital		
Total members' equity		$ 1,783,203
Deduct members' equity not allowable for net capital		-
Total Members' equity qualified for net capital		1,783,203
Add:		
Subordinated borrowings allowable in computation of net capital		3,200,000
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		4,983,203
Deductions and/or charges:		
Nonallowable assets:		
Restricted cash	45,969	
Furniture, equipment, and leasehold improvements, net	98,381	
Other assets	13,215	
	157,565	
Other additions and/or credits	-	(157,565)
Net capital before haircuts on securities positions (tentative net capital)		4,825,638
Haircuts on securities		
Debt securities		391,154
Net capital		$ 4,434,484

Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 37,732
Other	-
Total aggregate indebtedness	$ 37,732

Schedule I (Continued)
First Ballantyne, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2004

Computation of basic net capital requirement		
Minimum net capital required, greater of:		
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$ 2,515	
Minimum dollar net capital requirement	100,000	
Total net capital requirement		$ 100,000
Excess net capital		$ 4,334,484
Excess net capital at 1,000 percent		$ 4,430,710
Ratio: Aggregate indebtedness to net capital		0.01 to 1

The total net capital reported above of $4,434,484 agrees with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2004.

First Ballantyne, LLC
Statement Regarding Schedule II, III, and IV
As of December 31, 2004

Schedule II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.